Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the captions “Selected Historical Consolidated Financial Data of Pemstar” and “Experts” in the Registration Statement Form S-4, and the related Prospectus of Benchmark Electronics, Inc. for the registration of 8,385,113 shares of its common stock and to the incorporation by reference therein of our report dated May 7, 2004, (except for paragraph 4 in Note 1, as to which the date is June 20, 2006) with respect to the March 31, 2004 consolidated financial statements and schedule of Pemstar Inc. included in its Annual Report (Form 10-K) for the year ended March 31, 2006, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Minneapolis, Minnesota
November 1, 2006